Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging’s Bravo® pH Monitoring System

Cleared for Use in Children

-Wireless pH monitoring increases child’s comfort during GERD testing-

YOQNEAM, ISRAEL, JANUARY 13, 2011– Given Imaging Ltd. (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that the U.S. Food and Drug Administration (FDA) recently cleared use of its Bravo pH Monitoring System in patients four years of age and older. The revised labeling enables physicians to use the Bravo pH system to measure gastroesophageal pH and monitor gastric reflux in this important patient population.  The Canadian government also cleared the Bravo system for use in patients four years of age and older. Previously, the Bravo pH Monitoring System was indicated for individuals 18 years and older in both countries.

“Pediatric gastroesophageal reflux disease (GERD) affects approximately five percent of all children and adolescents. Previously, to diagnose GERD in pediatric patients we often had to use transnasal catheter-based testing tools. The availability of the Bravo system for these young patients could eliminate a substantial degree of discomfort,” said Brian E. Lacy, MD, PhD, Dartmouth-Hitchcock Medical Center.  “The Bravo pH capsule is a safe, well-tolerated test to evaluate acid reflux symptoms in children, and the data obtained frequently changes patient management.”

“We are pleased to be able to offer some of the youngest patients the most patient-friendly method for assessing pH levels to help in the diagnosis of GERD, a painful condition,” said Homi Shamir, President and Chief Executive Officer, Given Imaging Ltd. “In adults, Bravo pH monitoring has been shown to be better tolerated as it is more comfortable and less visible than catheter-based pH tests, with 96% of patients preferring Bravo to catheter-based tests due to less discomfort in daily living1.”

About GERD
Gastroesophageal reflux (also known as heartburn) occurs when contents from the stomach flow back up into the esophagus. Occasional heartburn is normal, but chronic heartburn caused by GERD can affect daily activities and damage the esophagus. Left untreated, GERD may also lead to more serious medical problems:

•	Difficulty swallowing (dysphagia)
•	Painful swallowing (odynophagia)
•	Narrowing of the esophagus (strictures)
•	Barrett’s esophagus (pre-cancerous lesion)
•	Chronic hoarseness or laryngitis
•	Respiratory problems (coughing, asthma)

1 Alimentary Pharmacololgy & Therapeutics 2009;29:669-676

Symptoms of GERD can be seen in two to eight percent of children aged three to nine years and in five percent of adolescents2.  GERD symptoms in children are similar to those experienced by adults, such as abdominal pain, vomiting, excessive belching, and dysphagia. Gastroesophageal reflux disease in children and adolescents is often managed through lifestyle changes, the introduction of medications which decrease gastric acid, and in rare circumstances surgery is needed.

About the Bravo pH Monitoring System

The Bravo pH Monitoring System is the only catheter-free pH test.  The procedure uses a capsule that collects and transmits pH data via radio frequency telemetry to a small, external, pager-sized receiver worn by the patient. Like catheter-based pH tests, the Bravo pH Monitoring System is an ambulatory method of pH monitoring, considered the gold standard for pH measurement and monitoring of gastric reflux. The Bravo pH Monitoring System collects data that are more reflective of the patient’s normal daily routine to assess if the patient has GERD.

The Bravo system allows patients to maintain their regular diet and activities. The Bravo system also minimizes throat and nasal discomfort associated with conventional catheter-based pH systems. With little visible indication that a pH test is taking place, Bravo pH monitoring eliminates the social embarrassment that accompanies traditional pH testing. The Bravo pH Monitoring System extends pH data collection to 48 hours or more than twice the recording capability of conventional catheter systems. Bravo provides physicians with additional data needed for an accurate GERD assessment. Current studies show that Bravo increases the likelihood of GERD diagnosis based on acid exposure and confirms that prolonged 48-hour monitoring facilitates the documentation of relationships between symptoms and reflux events, as reported first in a 2003 study published in The American Journal of Gastroenterology3. The Bravo system is the subject of more than 50 peer-reviewed and industry publications.

Traditional pH testing studies, sometimes combined with impedance measurement, involve the insertion of a very small catheter into the nostril and advancing it into the esophagus, where it stays throughout the 24-hour testing period. Patients using the catheter method often do not follow their usual daily schedule so the pH measurements may not be predictive of GERD during the 24-hour testing period. Challenges to traditional catheter-based pH testing include throat irritation, difficulty sleeping and discomfort during eating and drinking.

Bravo® pH monitoring risks include: premature detachment, discomfort, failure to detach, tears in the mucosa, bleeding, and perforation.  Endoscopic or transnasal placement may present additional risks.  Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

2 Current Treatment Options in Gastroenterology 2007; 10: 391-400
3 Am J Gastroenterol 2003;98(4):740-749.

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About Given Imaging Ltd.

Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam(R) Platform. PillCam(R) capsule endoscopy uses wireless technology and advanced software to provide physicians with clear images of the small intestine via PillCam(R) SB and the esophagus through PillCam(R) ESO. The PillCam(R) COLON, which is an investigational device in the U.S., is designed to visualize the colon. The PillCam(R) capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April, 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "will," "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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